Exhibit 99

FPL Group, Inc.
Corporate Communications Dept.
Media Line: (305) 552-3888
Oct. 21, 2004

<u>FOR IMMEDIATE RELEASE</u>

FPL Group reports 2004 third quarter results;

adjusts outlook for full year;

announces earnings expectations for 2005

JUNO BEACH, Fla. (Oct. 21, 2004) - FPL Group, Inc. (NYSE: FPL) today reported 2004 third quarter net income on a GAAP basis of $320 million, or $1.76 per share, compared with $331 million, or $1.86 per share, in the third quarter of 2003. FPL Group's net income for the third quarter of 2004 included a net unrealized loss of $6 million after-tax associated with the mark-to-market effect of non-qualifying hedges. Results in the prior-year quarter included an after-tax charge of $3 million due to a change in accounting principle (FIN 46 – Consolidation of Variable Interest Entities) and a net unrealized gain of $8 million after-tax associated with the mark-to-market effect of non-qualifying hedges.

Excluding these items, FPL Group's earnings would have been $326 million, or $1.79 per share for the third quarter of 2004, compared with $326 million, or $1.83 per share, in the third quarter of 2003. FPL Group's management uses adjusted earnings internally for financial planning, for analysis of performance, for reporting of results to the Board of Directors and for the company's employee incentive compensation plan. FPL Group also uses earnings expressed in this fashion when communicating its earnings outlook to analysts and investors. FPL Group management believes that adjusted earnings provide a more meaningful representation of FPL Group's fundamental earnings power.

"Despite the challenges brought on by an unprecedented hurricane season in Florida, FPL Group and its employees performed remarkably well during the third quarter under extraordinary personal and professional circumstances," said Lew Hay, chairman and chief executive officer. "In the span of six weeks, Florida Power & Light's service territory took direct hits from three major hurricanes, creating a total of approximately 5.4 million customer outages. We estimate the lost revenues and other impacts from the hurricanes totaled approximately $0.15 per share. Otherwise, FPL performed well with continued strong customer growth and excellent operational performance.

"FPL Energy again delivered double-digit adjusted earnings growth despite milder than normal summer weather throughout much of the nation. Outstanding operational performance, increased contract coverage and a larger wind portfolio contributed to its increased earnings contribution.

"Excluding the impact of what was an unprecedented hurricane season for FPL, we are on track to achieve the level of performance earlier forecasted," said Hay. "Considering that the hurricanes caused lost revenues and other impacts estimated to total approximately $0.15 per share, we have reduced our full-year earnings forecast accordingly to a range of $4.90 to $5.00." Hay said the full-year earnings expectation assumes normal weather for the balance of the year and excludes the effect of adopting new accounting standards as well as the mark-to-market effect of non-qualifying hedges, neither of which can be determined at this time.

Florida Power & Light

Third quarter 2004 net income for Florida Power & Light, FPL Group's principal subsidiary, was $275 million or $1.52 per share, down slightly from $277 million or $1.55 per share from the prior-year quarter. Since the 2003 third quarter, FPL has added 116,000 customer accounts over the last twelve months, an increase of 2.8 percent.

"FPL's third quarter was dominated by the impact of an extraordinary series of direct hits by three hurricanes, each of which did major damage in parts of our service territory and caused extensive power outages," said Hay.

"Employees and customers alike suffered damage to homes and personal property, and businesses were closed or disrupted for extended periods. In spite of the devastation, we restored power to our customers in record time. We are proud of the achievements of all our people and grateful for the support we have received from our contractors and from the many other utilities who came to our aid," he said.

The company said it estimates the three storms will reduce FPL's earnings for the year by approximately $0.15 per share. Of this, $0.14 is recognized in the third quarter, with the balance in the fourth quarter.

Since 1993, FPL has been collecting monthly a small fee from its customers and applying that amount to a storm fund to be used for restoration efforts after tropical storms or hurricanes damage the electrical system. FPL had accumulated approximately $349 million in its storm reserve.

"While we have not completed the final accounting of all restoration costs for the three hurricanes, to date we have accrued a total of approximately $650 million recoverable from the storm reserve. This exceeds the value of the reserve by approximately $300 million," said Hay. "After finalizing and auditing these numbers, we intend to seek recovery of the excess costs in a manner consistent with Florida Public Service Commission directives. The PSC order of October 8 reiterated that prudently incurred restoration costs are recoverable. The exact timing and manner of recovery have yet to be determined."

Excluding the impact of the hurricanes, operations and maintenance expenses were up compared to the prior-year quarter. The major drivers of O&M continued to be nuclear maintenance and insurance costs. Depreciation increased slightly in the quarter, reflecting investment in new power plants and delivery systems to help meet the continued growth in Florida.

"Although, due to the hurricanes, our earnings for the quarter are not what we had expected, I am very proud of the performance of the FPL team during a very difficult period," said Hay.

FPL Energy

FPL Energy, the wholesale energy subsidiary of FPL Group, reported 2004 third quarter net income on a GAAP basis of $61 million or $0.34 per share, compared to $63 million or $0.35 per share in the prior-year quarter.

FPL Energy's results for the third quarter 2004 included a net unrealized loss of $6 million after-tax associated with the mark-to-market effect of non-qualifying hedges. Results in the prior-year quarter included an after-tax charge of $3 million due to a change in accounting principle (FIN 46 – Consolidation of Variable Interest Entities) and a net unrealized gain of $8 million after-tax associated with the mark-to-market effect of non-qualifying hedges.

Excluding these items, FPL Energy earnings would have been $67 million or $0.37 per share compared to $58 million or $0.32 per share in 2003.

New wind projects, increased contract coverage, better market conditions in Texas, and continued strong operating performance across the portfolio contributed to FPL Energy's earnings growth in the quarter. These positives were somewhat offset by losses associated with a new natural gas-fired merchant power plant brought on-line last year and increased interest expense associated with the expansion of FPL Energy's asset base since the third quarter of last year.

With the recent extension of the federal wind production tax credit, FPL Energy said it has begun to execute a number of projects in its wind power development pipeline. Earlier this week, the company announced it will build, own and operate the 114-megawatt (MW) Callahan Divide Wind Energy Center located southwest of Abilene, Texas. The Callahan project is in addition to the previously announced 106.5MW Weatherford Wind Energy Center located near Weatherford in western Oklahoma. The company said it now expects to add in the range of 250MW to 750MW of new wind-driven power plants to its portfolio by the end of 2005, with a small amount of that becoming operational by the end of this year.

"FPL Energy continues to perform extremely well across all facets of its business," said Hay. "With the recent extension of the federal wind production tax credit and our strong pipeline of wind development projects, coupled with continued strong operating performance, I am more confident than ever in the future earnings growth at FPL Energy."

Corporate and Other

Corporate and Other had a negative $16 million impact to net income or $0.10 per share for the third quarter 2004 driven primarily by interest expense. FPL FiberNet, an FPL Group subsidiary that provides fiber-optic networks and related services in Florida, had a net loss of $1 million, compared to a net loss of $2 million in the prior year's quarter.

Outlook for 2005

The company said it expects that 2005 earnings will likely be in the range of $5.00 to $5.20 per share. The outlook is based on the expectation of Florida Power & Light contributing $3.95 to $4.10 per share, FPL Energy contributing $1.30 to $1.45 and Corporate & Other reducing earnings by $0.30 to $0.35 per share. The company said its earnings outlook is based on the assumption of normal weather and excludes the cumulative effect of adopting new accounting standards, as well as the mark-to-market effect of non-qualifying hedges neither of which can be determined at this time.

"Although we expect the fundamentals of Florida Power & Light's business to remain strong over the long-term, next year will be a challenging year for FPL due to near-term uncertainty of customer growth and usage trends in the aftermath of an unprecedented hurricane season. In addition, we will have increased interest and depreciation expense associated with 1,900 megawatts of new generating capacity coming on-line at our Martin and Manatee plant sites," said Hay. "However, we do expect continued strong earnings growth at FPL Energy. We already have contracted a significant percentage of the overall portfolio, accounting for more than 85 percent of our anticipated 2005 gross margin. Additional wind-driven power plants also are expected to contribute to improved earnings for FPL Energy. On balance, looking at FPL Group as a whole, we are confident that we will be able to continue to grow earnings and enhance shareholder value."

FPL Group's third quarter earnings conference call is scheduled for 9 a.m. ET on Thursday, Oct. 21, 2004. The webcast is available on FPL Group's website by accessing the following link, http://www.fplgroup.com/investor/contents/investor_index.shtml

Profile

FPL Group, with annual revenues of more than $9 billion, is nationally known as a high-quality, efficient, and customer-driven organization focused on energy-related products and services. With a growing presence in 26 states, it is widely recognized as one of the country's premier power companies. Its principal subsidiary, Florida Power & Light Company, serves more than 4.2 million customer accounts in Florida. FPL Energy, LLC, an FPL Group energy-generating subsidiary, is a leader in producing electricity from clean and renewable fuels. Additional information is available on the Internet at www.fplgroup.com, www.fpl.com and www.fplenergy.com.

CAUTIONARY STATEMENTS AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (Reform Act), FPL Group, Inc. (FPL Group) and Florida Power & Light Company (FPL) are hereby filing cautionary statements identifying important factors that could cause FPL Group's or FPL's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made by or on behalf of FPL Group and FPL in this press release, in response to questions or otherwise. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward-looking. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could cause FPL Group's or FPL's actual results to differ materially from those contained in forward-looking statements made by or on behalf of FPL Group and FPL.

Any forward-looking statement speaks only as of the date on which such statement is made, and FPL Group and FPL undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

The following are some important factors that could have a significant impact on FPL Group's and FPL's operations and financial results, and could cause FPL Group's and FPL's actual results or outcomes to differ materially from those discussed in the forward-looking statements:

- FPL Group and FPL are subject to changes in laws or regulations, including the Public Utility Regulatory Policies Act of 1978, as amended (PURPA), and the Public Utility Holding Company Act of 1935, as amended (Holding Company Act), changing governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission (FERC), the Florida Public Service Commission (FPSC) and the utility commissions of other states in which FPL Group has operations, and the U.S. Nuclear Regulatory Commission (NRC), with respect to, among other things, allowed rates of return, industry and rate structure, operation of nuclear power facilities, operation and construction of plant facilities, operation and construction of transmission facilities, acquisition, disposal, depreciation and

amortization of assets and facilities, recovery of fuel and purchased power costs, decommissioning costs, return on common equity and equity ratio limits, and present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs). The FPSC has the authority to disallow recovery by FPL of costs that it considers excessive or imprudently incurred.

- The regulatory process generally restricts FPL's ability to grow earnings and does not provide any assurance as to achievement of earnings levels.

- FPL Group and FPL are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, wildlife mortality, natural resources and health and safety that could, among other things, restrict or limit the output of certain facilities or the use of certain fuels required for the production of electricity and/or increase costs. There are significant capital, operating and other costs associated with compliance with these environmental statutes, rules and regulations, and those costs could be even more significant in the future.

- FPL Group and FPL operate in a changing market environment influenced by various legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the energy industry, including deregulation of the production and sale of electricity. FPL Group and its subsidiaries will need to adapt to these changes and may face increasing competitive pressure.

- FPL Group's and FPL's results of operations could be affected by their ability to renegotiate franchise agreements with municipalities and counties in Florida.

- The operation of power generation facilities involves many risks, including start up risks, breakdown or failure of equipment, transmission lines or pipelines, use of new technology, the dependence on a specific fuel source or the impact of unusual or adverse weather conditions (including natural disasters such as hurricanes), as well as the risk of performance below expected levels of output or efficiency. This could result in lost revenues and/or increased expenses. Insurance, warranties or performance guarantees may not cover any or all of the lost revenues or increased expenses, including the cost of replacement power. In addition to these risks, FPL Group's and FPL's nuclear units face certain risks that are unique to the nuclear industry including the ability to dispose of spent nuclear fuel, as well as additional regulatory actions up to and including shutdown of the units stemming from public safety concerns, whether at FPL Group's and FPL's plants, or at the plants of other nuclear operators. Breakdown or failure of an FPL Energy, LLC (FPL Energy) operating facility may prevent the facility from performing under applicable power sales agreements which, in certain situations, could result in termination of the agreement or incurring a liability for liquidated damages.

- FPL Group's and FPL's ability to successfully and timely complete their power generation facilities currently under construction, those projects yet to begin construction or capital improvements to existing facilities is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, FPL Group and FPL could be subject to additional costs, termination payments under committed contracts, and/or the write-off of their investment in the project or improvement.

- FPL Group and FPL use derivative instruments, such as swaps, options, futures and forwards to manage their commodity and financial market risks, and to a lesser extent, engage in limited trading activities. FPL Group could recognize financial losses as a result of volatility in the market values of these contracts, or if a counterparty fails to perform. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these derivative instruments involves management's judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts. In addition, FPL's use of such instruments could be subject to prudency challenges and if found imprudent, cost recovery could be disallowed by the FPSC.

- There are other risks associated with FPL Group's non-rate regulated businesses, particularly FPL Energy. In addition to risks discussed elsewhere, risk factors specifically affecting FPL Energy's success in competitive wholesale markets include the ability to efficiently develop and operate generating assets, the successful and timely completion of project restructuring activities, maintenance of the qualifying facility status of certain projects, the price and supply of fuel, transmission constraints, competition from new sources of generation, excess generation capacity and demand for power. There can be significant volatility in market prices for fuel and electricity, and there are other financial, counterparty and market risks that are beyond the control of FPL Energy. FPL Energy's inability or failure to effectively hedge its assets or positions against changes in commodity prices, interest rates, counterparty credit risk or other risk measures could significantly impair its future financial results. In keeping with industry trends, a portion of FPL Energy's power generation facilities operate wholly or partially without long-term power purchase agreements. As a result, power from these facilities is sold on the spot market or on a short-term contractual basis, which may affect the volatility of FPL Group's financial results.   In addition, FPL Energy's business depends upon transmission facilities owned and operated by others; if transmission is disrupted or capacity is inadequate or unavailable, FPL Energy's ability to sell and deliver its wholesale power may be limited.

- FPL Group is likely to encounter significant competition for acquisition opportunities that may become available as a result of the consolidation of the power industry. In addition, FPL Group may be unable to identify attractive acquisition opportunities at favorable prices and to successfully and timely complete and integrate them.

- FPL Group and FPL rely on access to capital markets as a significant source of liquidity for capital requirements not satisfied by operating cash flows. The inability of FPL Group and FPL to maintain their current credit ratings could affect their ability to raise capital on favorable terms, particularly during times of uncertainty in the capital markets which, in turn, could impact FPL Group's and FPL's ability to grow their businesses and would likely increase interest costs.

- FPL Group's and FPL's results of operations can be affected by changes in the weather. Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities, and can affect the production of electricity at wind and hydro-powered facilities. In addition, severe weather can be destructive, causing outages and/or property damage, which could require additional costs to be incurred.

- FPL Group and FPL are subject to costs and other effects of legal and administrative proceedings, settlements, investigations and claims, as well as the effect of new, or changes in, tax rates or policies, rates of inflation, accounting standards, securities laws or corporate governance requirements.

- FPL Group and FPL are subject to direct and indirect effects of terrorist threats and activities. Generation and transmission facilities, in general, have been identified as potential targets. The effects of terrorist threats and activities include, among other things, terrorist actions or responses to such actions or threats, the inability to generate, purchase or transmit power, the risk of a significant slowdown in growth or a decline in the U.S. economy, delay in economic recovery in the United States, and the increased cost and adequacy of security and insurance.

- FPL Group's and FPL's ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by national events as well as company-specific events.

- FPL Group and FPL are subject to employee workforce factors, including loss or retirement of key executives, availability of qualified personnel, collective bargaining agreements with union employees or work stoppage.

The issues and associated risks and uncertainties described above are not the only ones FPL Group and FPL may face. Additional issues may arise or become material as the energy industry evolves. The risks and uncertainties associated with these additional issues could impair FPL Group's and FPL's businesses in the future.

FPL Group, Inc.
Condensed Consolidated Statements of Income

(millions, except per share amounts)
(unaudited)

Three Months Ended September 30, 2004	Florida Power & Light		FPL Energy		Corporate & Other		FPL Group, Inc.	
Operating Revenues	$	2,485	$	477	$	21	$	2,983
Operating Expenses								
Fuel, purchased power and interchange		1,248		236		4		1,488
Other operations and maintenance		323		100		12		435
Depreciation and amortization		227		67		4		298
Taxes other than income taxes		221		17		1		239
Total operating expenses		2,019		420		21		2,460
Operating Income (Loss)		466		57		-		523
Other Income (Deductions)								
Interest charges		(44)		(46)		(32)		(122)
Equity in earnings of equity method investees		-		40		-		40
Other – net		6		9		7		22
Total other income (deductions) – net		(38)		3		(25)		(60)
Income (Loss) Before Income Tax Expense (Benefit)		428		60		(25)		463
Income Tax Expense (Benefit)		153		(1)		(9)		143
Net Income (Loss)	$	275	$	61	$	(16)	$	320
Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss):								
Net Income (Loss)	$	275	$	61	$	(16)	$	320
Adjustments, net of income taxes:								
Net unrealized mark-to-market (gains) losses associated								
with non-qualifying hedges		-		6		-		6
Adjusted Earnings (Loss)	$	275	$	67	$	(16)	$	326
Earnings (Loss) Per Share (assuming dilution)	$	1.52	$	0.34	$	(0.10)	$	1.76
Earnings (Loss) Per Share excluding certain items	$	1.52	$	0.37	$	(0.10)	$	1.79
Weighted-average shares outstanding (assuming dilution)								181

FPL Energy's interest charges are based on a deemed capital structure of 50% debt for operating projects and 100% debt for projects under construction. Residual non-utility interest charges are included in Corporate & Other. Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Statements of Income
(millions, except per share amounts)
(unaudited)

Three Months Ended September 30, 2003	Florida Power & Light		FPL Energy		Corporate & Other		FPL Group, Inc.	
Operating Revenues	$	2,383	$	374	$	18	$	2,775
Operating Expenses								
Fuel, purchased power and interchange		1,170		146		2		1,318
Other operations and maintenance		292		81		10		383
Depreciation and amortization		224		53		5		282
Taxes other than income taxes		210		15		2		227
Total operating expenses		1,896		295		19		2,210
Operating Income (Loss)		487		79		(1)		565
Other Income (Deductions)								
Interest charges		(44)		(39)		(23)		(106)
Preferred stock dividends – FPL		(4)		-		-		(4)
Equity in earnings of equity method investees		-		34		-		34
Other – net		-		4		1		5
Total other income (deductions) – net		(48)		(1)		(22)		(71)
Income (Loss) Before Income Tax Expense (Benefit) and Cumulative Effect of Change in Accounting Principle		439		78		(23)		494
Income Tax Expense (Benefit)		162		12		(14)		160
Income (Loss) Before Cumulative Effect of Change in Accounting Principle		277		66		(9)		334
Cumulative Effect of Adopting FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", Net of Income Taxes of $2		-		(3)		-		(3)
Net Income (Loss)	$	277	$	63	$	(9)	$	331
Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss):								
Net Income (Loss)	$	277	$	63	$	(9)	$	331
Adjustments, net of income taxes:								
Accounting change (FIN 46) – FPL Energy		-		3		-		3
Net unrealized mark-to-market (gains) losses associated with non-qualifying hedges		-		(8)		-		(8)
Adjusted Earnings (Loss)	$	277	$	58	$	(9)	$	326
Earnings (Loss) Per Share (assuming dilution)	$	1.55	$	0.35	$	(0.04)	$	1.86
Earnings (Loss) Per Share excluding certain items	$	1.55	$	0.32	$	(0.04)	$	1.83
Weighted-average shares outstanding (assuming dilution)								178

FPL Energy's interest charges are based on a deemed capital structure of 50% debt for operating projects and 100% debt for projects under construction. Residual non-utility interest charges are included in Corporate & Other. Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

In accordance with recently issued accounting guidance, 2003 amounts have been reclassified to present on a net basis power sales and fuel purchases that do not result in physical delivery. In addition, the unrealized mark-to-market gains and losses on derivative contracts that do not qualify for hedge accounting are now reported in operating revenues and fuel, purchased power, and interchange expense along with the realized effects of such transactions.

FPL Group, Inc.
Condensed Consolidated Statements of Income
(millions, except per share amounts)
(unaudited)

Nine Months Ended September 30, 2004	Florida Power & Light	FPL Energy	Corporate & Other	FPL Group, Inc.
Operating Revenues	$ 6,600	$ 1,272	$ 61	$ 7,933
Operating Expenses				
Fuel, purchased power and interchange	3,342	535	12	3,889
Other operations and maintenance	938	288	36	1,262
Depreciation and amortization	686	197	14	897
Taxes other than income taxes	613	50	4	667
Total operating expenses	5,579	1,070	66	6,715
Operating Income (Loss)	1,021	202	(5)	1,218
Other Income (Deductions)				
Interest charges	(135)	(136)	(97)	(368)
Preferred stock dividends – FPL	(1)	-	1	-
Equity in earnings of equity method investees	-	78	-	78
Other – net	18	20	15	53
Total other deductions – net	(118)	(38)	(81)	(237)
Income (Loss) Before Income Tax Expense (Benefit)	903	164	(86)	981
Income Tax Expense (Benefit)	318	(19)	(33)	266
Net Income (Loss)	$ 585	$ 183	$ (53)	$ 715
Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss):				
Net Income (Loss)	$ 585	$ 183	$ (53)	$ 715
Adjustments, net of income taxes:				
Net unrealized mark-to-market (gains) losses associated with non-qualifying hedges	-	2	-	2
Adjusted Earnings (Loss)	$ 585	$ 185	$ (53)	$ 717
Earnings (Loss) Per Share (assuming dilution)	$ 3.25	$ 1.02	$ (0.30)	$ 3.97
Earnings (Loss) Per Share excluding certain items	$ 3.25	$ 1.03	$ (0.30)	$ 3.98
Weighted-average shares outstanding (assuming dilution)				**180**

FPL Energy's interest charges are based on a deemed capital structure of 50% debt for operating projects and 100% debt for projects under construction. Residual non-utility interest charges are included in Corporate & Other. Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Statements of Income
(millions, except per share amounts)
(unaudited)

Nine Months Ended September 30, 2003	Florida Power & Light	FPL Energy	Corporate & Other	FPL Group, Inc.
Operating Revenues	$ 6,193	$ 935	$ 67	$ 7,195
Operating Expenses				
Fuel, purchased power and interchange	2,949	366	10	3,325
Other operations and maintenance	900	236	32	1,168
Depreciation and amortization	666	128	14	808
Taxes other than income taxes	578	42	3	623
Total operating expenses	5,093	772	59	5,924
Operating Income (Loss)	1,100	163	8	1,271
Other Income (Deductions)				
Interest charges	(128)	(87)	(52)	(267)
Preferred stock dividends – FPL	(11)	-	-	(11)
Equity in earnings of equity method investees	-	85	-	85
Other – net	-	16	3	19
Total other income (deductions) – net	(139)	14	(49)	(174)
Income (Loss) Before Income Tax Expense (Benefit) and Cumulative Effect of Change in Accounting Principle	961	177	(41)	1,097
Income Tax Expense (Benefit)	350	18	(19)	349
Income (Loss) Before Cumulative Effect of Change in Accounting Principle	611	159	(22)	748
Cumulative Effect of Adopting FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", Net of Income Taxes of $2	-	(3)	-	(3)
Net Income (Loss)	$ 611	$ 156	$ (22)	$ 745
Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss):				
Net Income (Loss)	$ 611	$ 156	$ (22)	$ 745
Adjustments, net of income taxes:				
Accounting change (FIN 46) – FPL Energy	-	3	-	3
Net unrealized mark-to-market (gains) losses associated with non-qualifying hedges	-	(9)	-	(9)
Adjusted Earnings (Loss)	$ 611	$ 150	$ (22)	$ 739
Earnings (Loss) Per Share (assuming dilution)	$ 3.44	$ 0.88	$ (0.13)	$ 4.19
Earnings (Loss) Per Share excluding certain items	$ 3.44	$ 0.85	$ (0.13)	$ 4.16
Weighted-average shares outstanding (assuming dilution)				178

FPL Energy's interest charges are based on a deemed capital structure of 50% debt for operating projects and 100% debt for projects under construction. Residual non-utility interest charges are included in Corporate & Other. Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

In accordance with recently issued accounting guidance, prior period amounts have been reclassified to present on a net basis power sales and fuel purchases that do not result in physical delivery. In addition, the unrealized mark-to-market gains and losses on derivative contracts that do not qualify for hedge accounting are now reported in operating revenues and fuel, purchased power, and interchange expense along with the realized effects of such transactions.

FPL Group, Inc.
Preliminary Condensed Consolidated Balance Sheets
(millions)
(unaudited)

September 30, 2004	Florida Power & Light	FPL Energy	Corporate & Other	FPL Group, Inc.
Property, Plant and Equipment				
Electric utility plant in service and other property	$ 23,150	$ 7,669	$ 316	$ 31,135
Less accumulated depreciation and amortization	(9,438)	(872)	(81)	(10,391)
Total property, plant and equipment – net	13,712	6,797	235	20,744
Current Assets				
Cash and cash equivalents	51	125	275	451
Other	2,097	583	(75)	2,605
Total current assets	2,148	708	200	3,056
Other Assets	3,372	929	337	4,638
Total Assets	$ 19,232	$ 8,434	$ 772	$ 28,438
Capitalization				
Common stock	$ 1,373	$ -	$ (1,371)	$ 2
Additional paid-in capital	4,319	4,695	(5,654)	3,360
Retained earnings	376	404	3,336	4,116
Accumulated other comprehensive income (loss)	-	(47)	(3)	(50)
Total common shareholders' equity	6,068	5,052	(3,692)	7,428
Preferred stock of FPL without sinking fund requirements	25	-	(20)	5
Long-term debt	3,313	1,626	3,612	8,551
Total capitalization	9,406	6,678	(100)	15,984
Current Liabilities				
Debt due within one year	457	112	600	1,169
Other	2,352	546	(33)	2,865
Total current liabilities	2,809	658	567	4,034
Other Liabilities and Deferred Credits				
Asset retirement obligation	1,988	189	(1)	2,176
Accumulated deferred income taxes	1,911	650	120	2,681
Regulatory liabilities	2,404	-	-	2,404
Other	714	259	186	1,159
Total other liabilities and deferred credits	7,017	1,098	305	8,420
Commitments and Contingencies				
Total Capitalization and Liabilities	$ 19,232	$ 8,434	$ 772	$ 28,438

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Balance Sheets
(millions)
(unaudited)

December 31, 2003	Florida Power & Light		FPL Energy		Corporate & Other		FPL Group, Inc.	
Property, Plant and Equipment								
Electric utility plant in service and other property	$	22,489	$	7,494	$	289	$	30,272
Less accumulated depreciation and amortization		(9,237)		(671)		(67)		(9,975)
Total property, plant and equipment – net		13,252		6,823		222		20,297
Current Assets								
Cash and cash equivalents		4		74		51		129
Other		1,669		632		40		2,341
Total current assets		1,673		706		91		2,470
Other Assets		2,892		911		365		4,168
Total Assets	$	17,817	$	8,440	$	678	$	26,935
Capitalization								
Common stock	$	1,373	$	-	$	(1,371)	$	2
Additional paid-in capital		4,318		4,961		(6,063)		3,216
Retained earnings		313		221		3,211		3,745
Accumulated other comprehensive income (loss)		-		6		(2)		4
Total common shareholders' equity		6,004		5,188		(4,225)		6,967
Preferred stock of FPL without sinking fund requirements		5		-		-		5
Long-term debt		3,074		1,673		3,976		8,723
Total capitalization		9,083		6,861		(249)		15,695
Current Liabilities								
Debt due within one year		630		103		554		1,287
Other		1,505		495		66		2,066
Total current liabilities		2,135		598		620		3,353
Other Liabilities and Deferred Credits								
Asset retirement obligation		1,908		178		-		2,086
Accumulated deferred income taxes		1,415		651		89		2,155
Regulatory liabilities		2,669		-		-		2,669
Other		607		152		218		977
Total other liabilities and deferred credits		6,599		981		307		7,887
Commitments and Contingencies								
Total Capitalization and Liabilities	$	17,817	$	8,440	$	678	$	26,935

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

Certain amounts have been reclassified to conform with current year presentation.

FPL Group, Inc.
Condensed Consolidated Statements of Cash Flows
(millions)
(unaudited)

Nine Months Ended September 30, 2004	Florida Power & Light	FPL Energy	Corporate & Other	FPL Group, Inc.
Cash Flows From Operating Activities				
Net income (loss)	$ 586 [1]	$ 183	$ (54)	$ 715
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation and amortization	653	197	14	864
Deferred income taxes and related regulatory credit	471	33	38	542
Cost recovery clauses and franchise fees	76	-	-	76
Other – net	(142)	193	64	115
Net cash provided by (used in) operating activities	**1,644**	**606**	**62**	**2,312**
Cash Flows From Investing Activities				
Capital expenditures of FPL	(980)	-	-	(980)
Nuclear fuel purchases	(74)	(12)	-	(86)
Independent power investments	-	(305)	-	(305)
Sale of independent power investments	-	93	-	93
Capital expenditures of FPL FiberNet, LLC	-	-	(5)	(5)
Contributions to special use funds	(104)	(11)	-	(115)
Sale of Olympus note receivable	-	-	126	126
Funding of secured loan	-	-	(79)	(79)
Other – net	1	2	(23)	(20)
Net cash provided by (used in) investing activities	**(1,157)**	**(233)**	**19**	**(1,371)**
Cash Flows From Financing Activities				
Issuances of long-term debt	236	22	299	557
Retirements of long-term debt	-	(60)	(350)	(410)
Issuances of preferred stock - FPL	20	-	(20)	-
Net change in short-term debt	(173)	(6)	(278)	(457)
Issuances of common stock	-	-	63	63
Dividends on common stock	-	-	(345)	(345)
Capital distributions to FPL Group – net	-	(275)	275	-
Other – net	(523)	(3)	499	(27)
Net cash provided by (used in) financing activities	**(440)**	**(322)**	**143**	**(619)**
Net increase (decrease) in cash and cash equivalents	**47**	**51**	**224**	**322**
Cash and cash equivalents at beginning of period	**4**	**74**	**51**	**129**
Cash and cash equivalents at end of period	$ 51	$ 125	$ 275	$ 451

[1] Excludes preferred stock dividends.

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Statements of Cash Flows
(millions)
(unaudited)

Nine Months Ended September 30, 2003	Florida Power & Light	FPL Energy	Corporate & Other	FPL Group, Inc.
Cash Flows From Operating Activities				
Net income (loss)	$ 622 [1]	$ 156	$ (33)	$ 745
Adjustments to reconcile net income (loss) to net				
cash provided by (used in) operating activities:				
Depreciation and amortization	632	128	15	775
Deferred income taxes and related regulatory credit	168	209	8	385
Cost recovery clauses and franchise fees	(353)	-	-	(353)
Other – net	209	(214)	62	57
Net cash provided by (used in) operating activities	**1,278**	**279**	**52**	**1,609**
Cash Flows From Investing Activities				
Capital expenditures of FPL	(946)	-	-	(946)
Nuclear fuel purchases	(13)	(16)	-	(29)
Independent power investments	-	(1,108)	-	(1,108)
Capital expenditures of FPL FiberNet, LLC	-	-	(6)	(6)
Contributions to special use funds	(130)	(13)	-	(143)
Funds held for bond redemptions	-	-	-	-
Other – net	-	6	13	19
Net cash provided by (used in) investing activities	**(1,089)**	**(1,131)**	**7**	**(2,213)**
Cash Flows From Financing Activities				
Issuances of long-term debt	585	749	1,096	2,430
Retirements of long-term debt	(164)	(19)	-	(183)
Net change in short-term debt	(445)	6	(245)	(684)
Issuances of common stock	-	-	55	55
Dividends on common stock	-	-	(318)	(318)
Capital contributions from FPL Group – net	600	110	(710)	-
Other – net	(534)	1	506	(27)
Net cash provided by (used in) financing activities	**42**	**847**	**384**	**1,273**
Net increase (decrease) in cash and cash equivalents	**231**	**(5)**	**443**	**669**
Cash and cash equivalents at beginning of period	**-**	**37**	**229**	**266**
Cash and cash equivalents at end of period	**$ 231**	**$ 32**	**$ 672**	**$ 935**

[1] Excludes preferred stock dividends.

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Earnings Per Share Summary

(assuming dilution)
(unaudited)

	Three Months Ended September 30,			
	2004		2003	
Florida Power & Light Company	$	1.52	$	1.55
FPL Energy, LLC		0.34		0.35
Corporate and Other		(0.10)		(0.04)
Earnings Per Share	**$**	**1.76**	**$**	**1.86**

Reconciliation of Earnings Per Share to Adjusted Earnings Per Share:

Earnings Per Share	$	1.76	$	1.86
Adjustments, net of income taxes:				
Accounting change (FIN 46) – FPL Energy		-		0.02
Net unrealized mark-to-market (gains) losses associated with non-qualifying hedges, primarily FPL Energy		0.03		(0.05)
Adjusted Earnings Per Share	**$**	**1.79**	**$**	**1.83**

	Nine Months Ended September 30,			
	2004		2003	
Florida Power & Light Company	$	3.25	$	3.44
FPL Energy, LLC		1.02		0.88
Corporate and Other		(0.30)		(0.13)
Earnings Per Share	**$**	**3.97**	**$**	**4.19**

Reconciliation of Earnings Per Share to Adjusted Earnings Per Share:

Earnings Per Share	$	3.97	$	4.19
Adjustments, net of income taxes:				
Accounting change (FIN 46) – FPL Energy		-		0.02
Net unrealized mark-to-market (gains) losses associated with non-qualifying hedges, primarily FPL Energy		0.01		(0.05)
Adjusted Earnings Per Share	**$**	**3.98**	**$**	**4.16**

FPL Group, Inc.
Earnings Per Share Contributions
(assuming dilution)
(unaudited)

	First Quarter	Second Quarter	Third Quarter	Year-To-Date
FPL Group – 2003 Earnings Per Share	$ 0.99	$ 1.34	$ 1.86	$ 4.19
Florida Power & Light – 2003 Earnings Per Share	0.76	1.12	1.55	3.44
Customer growth	0.07	0.09	0.10	0.25
Usage due to weather	(0.17)	(0.04)	(0.01)	(0.22)
Storm impact (weather and O&M expenses)	-	-	(0.14)	(0.14)
Underlying usage growth, mix and other	(0.06)	(0.02)	0.06	(0.01)
Depreciation expense	(0.04)	(0.02)	(0.01)	(0.07)
O&M expenses	0.01	(0.03)	(0.06)	(0.07)
Other, including AFUDC and share dilution	0.01	0.04	0.03	0.07
Florida Power & Light – 2004 Earnings Per Share	0.58	1.14	1.52	3.25
FPL Energy – 2003 Earnings Per Share	0.25	0.28	0.35	0.88
New investments	0.04	0.09	0.03	0.16
Existing assets	0.08	0.05	0.08	0.21
Asset optimization and trading	0.01	0.02	(0.01)	0.01
Restructuring activities	0.17	-	(0.03)	0.15
Bastrop impairment	(0.17)	-	0.01	(0.16)
Interest expense	(0.07)	(0.07)	(0.03)	(0.16)
Non-qualifying hedges impact	(0.03)	0.04	(0.08)	(0.06)
Cumulative Effect of Change in Accounting Principle:				
FIN 46, "Consolidation of Variable Interest Entities"	-	-	0.02	0.02
Other, including share dilution and rounding	0.02	(0.03)	-	(0.03)
FPL Energy – 2004 Earnings Per Share	0.30	0.38	0.34	1.02
Corporate and Other – 2003 Earnings Per Share	(0.02)	(0.06)	(0.04)	(0.13)
FPL FiberNet operations	(0.04)	-	-	(0.03)
Other, including interest expense, share dilution and rounding	(0.05)	(0.03)	(0.06)	(0.14)
Corporate and Other – 2004 Earnings Per Share	(0.11)	(0.09)	(0.10)	(0.30)
FPL Group – 2004 Earnings Per Share	$ 0.77	$ 1.43	$ 1.76	$ 3.97

The sum of the quarterly amounts may not equal the total for the year due to rounding.

FPL Group, Inc.
Schedule of Total Debt and Equity
(millions)
(unaudited)

September 30, 2004		Per Books	Adjusted [1]
Long-term debt, including current maturities, commercial paper, and notes payable:			
Equity-linked debt securities	$	1,081	
Junior Subordinated Debentures[2]		309	
Project debt:			
Natural gas-fired assets		440	
Wind assets		601	
Debt with partial corporate support:			
Natural gas-fired assets		343	
Other long-term debt, including current maturities, commercial paper, and notes payable		6,946	6,946
Total debt		9,720	6,946
Preferred stock of FPL without sinking fund requirements		5	5
Junior Subordinated Debentures[2]			309
Common shareholders' equity		7,428	7,428
Equity-linked debt securities			1,081
Total capitalization, including debt due within one year	**$**	**17,153**	**$ 15,769**
Debt ratio		**57%**	**44%**

December 31, 2003		Per Books	Adjusted [1]
Long-term debt, including current maturities, commercial paper, and notes payable:			
Equity-linked debt securities	$	1,081	
Project debt:			
Natural gas-fired assets		462	
Wind assets		631	
Debt with partial corporate support:			
Natural gas-fired assets		343	
Other long-term debt, including current maturities, commercial paper, and notes payable		7,493	7,493
Total debt		10,010	7,493
Preferred stock of FPL without sinking fund requirements		5	5
Common shareholders' equity		6,967	6,967
Equity-linked debt securities			1,081
Total capitalization, including debt due within one year	**$**	**16,982**	**$ 15,546**
Debt ratio		**59%**	**48%**

[1] Ratios exclude impact of imputed debt for purchase power obligations

[2] Adjusted to reflect preferred stock characteristics of these securities (preferred trust securities)

FPL Group, Inc.
Commercial Paper, Notes Payable, and Current Maturities of Long-term Debt Schedule as of 9/30/04
(unaudited)

Type of Debt	Interest Rate (%)	Maturity Date	Amount (millions)	
Florida Power & Light				
Commercial Paper	VAR	VAR	$	457
TOTAL FLORIDA POWER & LIGHT				**457**
FPL Group Capital				
Commercial Paper	VAR	VAR		-
Debentures	1.875	03/30/05		200
Debentures	VAR	03/30/05		400
Fair value swap				(1)
FPL Energy				
Senior Secured Bonds				
Principal Payments	7.520	12/31/04		17
Principal Payments	6.876	06/27/05		9
Principal Payments	6.639	06/30/05		22
Principal Payments	7.520	06/30/05		22
Total Senior Secured Bonds				70
Senior Secured Notes				
Principal Payments	7.110	12/31/04		2
Principal Payments	7.110	06/30/05		2
Total Senior Secured Notes				4
Construction Term Facility				
Principal Payments	VAR	12/31/04		10
Principal Payments	VAR	06/30/05		5
Total Construction Term Facility				15
Other Debt				
Principal Payments	VAR	12/31/04		3
Principal Payments	VAR	01/31/05		3
Principal Payments	VAR	03/31/05		3
Principal Payments	VAR	06/30/05		3
Principal Payments	VAR	07/31/05		6
Principal Payments	VAR	09/30/05		3
Total Other Debt				21
TOTAL FPL ENERGY				110
TOTAL FPL GROUP CAPITAL				**709**
TOTAL FPL GROUP, INC.			$	**1,166**

May not agree to financial statements due to rounding.

FPL Group, Inc.
Long-term Debt, Net of Current Maturities
Schedule as of 9/30/04
(unaudited)

Type of Debt	Interest Rate (%)	Maturity Date	Amount (millions)
Florida Power & Light			
First Mortgage Bonds			
First Mortgage Bonds	6.875	12/01/05	$ 500
First Mortgage Bonds	6.000	06/01/08	200
First Mortgage Bonds	5.875	04/01/09	225
First Mortgage Bonds	4.850	02/01/13	400
First Mortgage Bonds	5.850	02/01/33	200
First Mortgage Bonds	5.950	10/01/33	300
First Mortgage Bonds	5.625	04/01/34	500
First Mortgage Bonds	5.650	02/01/35	240
Total First Mortgage Bonds			2,565
Revenue Refunding Bonds			
Miami-Dade Solid Waste Disposal	VAR	02/01/23	15
St. Lucie Solid Waste Disposal	VAR	05/01/24	79
Total Revenue Refunding Bonds			94
Pollution Control Bonds			
Dade	VAR	04/01/20	9
Martin	VAR	07/15/22	96
Jacksonville	VAR	09/01/24	46
Manatee	VAR	09/01/24	17
Putnam	VAR	09/01/24	4
Jacksonville	VAR	05/01/27	28
St. Lucie	VAR	09/01/28	242
Jacksonville	VAR	05/01/29	52
Total Pollution Control Bonds			494
Industrial Bonds			
Dade	VAR	06/01/21	46
Total Industrial Bonds			46
FPL Fuels Senior Secured Notes	2.340	06/11/06	135
Fair value swaps			1
Unamortized discount			(21)
TOTAL FLORIDA POWER & LIGHT			**3,314**
FPL Group Capital			
Debentures			
Debentures	3.250	04/11/06	500
Debentures	7.625	09/15/06	600
Debentures (A Equity Units)	4.750	02/16/07	575
Debentures	6.125	05/15/07	500
Debentures (B Equity Units)	5.000	02/16/08	506
Debentures	7.375	06/01/09	225
Debentures	7.375	06/01/09	400
Debentures (Junior Subordinated)	5.875	03/15/44	309
Total Debentures			3,615
Other Debt	7.350	08/01/13	5
Fair value swaps			(5)
Unamortized discount			(5)
FPL Energy			
Senior Secured Bonds			
Senior Secured Bonds	6.876	06/27/17	109
Senior Secured Bonds	7.520	06/30/19	287
Senior Secured Bonds	6.639	06/20/23	339
Total Senior Secured Bonds			735
Senior Secured Notes	7.110	06/28/20	109
Construction Term Facility	VAR	06/30/08	322
Other Debt			
Other Debt	VAR	12/27/07	336
Other Debt	VAR	12/19/17	113
Other Debt	8.010	12/31/18	3
Other Debt	6.650	09/30/20	6
Other Debt	10.630	09/30/20	3
Total Other Debt			461
TOTAL FPL ENERGY			1,627
TOTAL FPL GROUP CAPITAL			**5,237**
TOTAL FPL GROUP, INC.			**$ 8,551**

May not agree to financial statements due to rounding.

Florida Power & Light Company
Statistics
(unaudited)

Periods ended September 30,	Three Months		Nine Months	
	2004	2003	2004	2003
Energy sales (million kWh)				
Residential	15,946	15,556	39,473	40,595
Commercial	11,392	11,204	31,238	30,845
Industrial	1,005	997	2,972	3,013
Public authorities	173	148	426	432
Electric utilities	426	410	1,132	1,139
Increase (decrease) in unbilled sales	67	493	1,394	1,304
Interchange power sales	451	335	2,384	1,488
Total	29,460	29,143	79,019	78,816
Average price (cents/kWh) [1]				
Residential	9.05	8.86	9.05	8.49
Commercial	7.70	7.47	7.77	7.18
Industrial	6.34	6.10	6.33	5.74
Total	8.37	8.17	8.37	7.82
Average customer accounts (000's)				
Residential	3,756	3,656	3,738	3,642
Commercial	461	446	457	443
Industrial	19	17	18	17
Other	3	3	4	3
Total	**4,239**	**4,122**	**4,217**	**4,105**

[1] Excludes interchange power sales, net change in unbilled revenues, deferrals under cost recovery clauses and the provision for refund.

	2004	Normal	2003
Three months ended September 30			
Heating degree-days	-	-	-
Cooling degree-days	908	867	895
Nine months ended September 30			
Heating degree-days	185	225	271
Cooling degree-days	1,463	1,402	1,571